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                              June 29, 2021

       Richard Jian Liu
       Chief Financial Officer
       EHang Holdings Ltd
       Building C, Yixiang Technology Park
       No. 72 Nanxiang Second Road, Huangpu District
       Guangzhou, 510700
       People' Republic of China

                                                        Re: EHang Holdings Ltd
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed June 15, 2021
                                                            File No. 001-39151

       Dear Mr. Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2020

       Exhibits 12.1 and 12.2, page 1

   1. We noted that the certifications filed as Exhibits 12.1 and 12.2 exclude the introductory language regarding
internal control over financial reporting in the fourth paragraph. Please amend the filing to
provide revised certifications that include the required information.
                                                        You may file an
abbreviated amendment that is limited to the cover page, explanatory note, signature page
and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange
                                                        Act Rule 13a-14(a) and
Item 601(b)(31) of Regulation S-K.
 Richard Jian Liu
FirstName  LastNameRichard Jian Liu
EHang Holdings   Ltd
Comapany
June       NameEHang Holdings Ltd
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(ad) Segment Reporting, page F-31

2. We note your disclosure that you have one reportable segment. Tell us how you assessed whether each of the commercial solutions (i.e., air mobility solutions, smart city management solutions and aerial media solutions) is an operating segment as defined in
         ASC 280-10-50-1. If you have determined that the commercial solutions are operating segments that can be aggregated, demonstrate how you determined that aggregation complies with the requirements of ASC 280-10-50-11, including similar economic characteristics. In this regard, we note from your disclosure on page 89 that Air Mobility
         Solutions had a higher gross profit margin. If you have determined that your commercial solutions are not operating segments, explain how you made that determination.
5. Accounts Receivables, Net, page F-36

3. Please tell us how you determined the appropriate allowance amount at December 31,
         2020, including your consideration of ASC 310-10-35-7 through 35-11 when establishing your allowance of doubtful accounts. Provide us with and disclose an aging of your accounts receivable as of December 31, 2020, detailing the total amounts outstanding at the balance sheet date by categories of time, such as over 30 days, over 90 days, over six months, over one year, over two years, etc. For each category, show the amount that has been subsequently collected. Please also tell us and disclose the nature and terms of the payment commitment letters you signed with your customers and whether they are legally enforceable.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing